FILE No.
82-4990

MORRISON | FOERSTER

MORRISON & FOERSTER LLP
REGISTERED ASSOCIATED OFFICES OF
ITO & MITOMI

AIG BUILDING, 11TH FLOOR
1-3, MARUNOUCHI 1-CHOME
CHIYODA-KU, TOKYO 100-0005, JAPAN
TELEPHONE: +81 3 3214 6522 FACSIMILE: +81 3 3214 6512
WWW.MOFO.COM

モリソン　　所　〒100-0005
東京都千代田区丸の内一丁目1番3号 AIGビル11階

05010481

August 11, 2005

SEC MAIL RECEIVED PROCESSING WASH. D.C. SECTION

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

East Japan Railway Company - 12g3-2(b) Exemption **(FILE NO. 82-4990)**

Ladies and Gentlemen:

In connection with the exemption of East Japan Railway Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Annual Report 2005; and

2. Consolidated Business Results for the First Three Months of the Fiscal Year ending March 31, 2006.

If you have any questions or requests for additional information, please do not hesitate to contact Fuyuo Mitomi of ITO & MITOMI, Japanese counsel to the Company, with offices at AIG Building, 11th Floor, 1-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan (telephone +813-3214-6522, facsimile +813-3214-6512). For your information, the division of the Company in charge of this matter is the Stockholder Relations Group, Administration Department (telephone +813-5334-1354, facsimile +813-5334-1358).

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

Very truly yours,

Ito & Mitomi

dlw 8/16

Enclosures

#76262 v27

(Translation)

Consolidated Business Results
for the First Three Months of the Fiscal Year ending March 31, 2006

July 28, 2005

East Japan Railway Company

Code Number: 9020
(URL http://www.jreast.co.jp/)

Representative: Mutsutake Otsuka
President and CEO

Contact Person: Osamu Kawanobe
Director of Public Relations Department

Listings:
Tokyo Stock Exchange
Osaka Securities Exchange
Nagoya Stock Exchange

Head Office: Tokyo

Tel.: (03) 5334-1300

1. Matters concerning Preparation of the Consolidated Quarterly Financial Information

(1) Application of simplified accounting methods: None

(2) Difference in the accounting methods from those used in the most recent fiscal year (consolidated): None

(3) Changes in scope of consolidation and application of equity method (changes from March 31, 2005):

Exclusion from consolidation: 8

2. Consolidated Business Results (April 1, 2005 through June 30, 2005)

(1) Consolidated Results of Operations

(Note) The figures are rounded down to the nearest one million yen.

	Operating Revenues	Operating Income	Ordinary Income	Net Income
Three months ended June 30, 2005	¥627,306 million 1.9%	¥121,428 million 20.7%	¥89,686 million 39.7%	¥56,070 million 40.5%
Three months ended June 30, 2004	¥615,404 million 0.7%	¥100,644 million 15.4%	¥64,188 million 29.1%	¥39,899 million 81.7%
(Reference) Year ended March 31, 2005	¥2,537,480 million	¥358,534 million	¥212,339 million	¥111,592 million

tk-137115 v1

	Earnings per Share	Earnings per Share (fully diluted)
Three months ended June 30, 2005	¥14,030.70	–
Three months ended June 30, 2004	¥9,976.89	–
(Reference) Year ended March 31, 2005	¥27,868.00	–

(Note) Percentages appearing under operating revenues, operating income, ordinary income and net income represent the ratio of increase/(decrease) compared to the same period in the immediately preceding fiscal year.

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Total Assets	Shareholders' Equity per Share
At June 30, 2005	¥6,653,914 million	¥1,226,161 million	18.4%	¥306,825.32
At June 30, 2004	¥6,734,662 million	¥1,126,310 million	16.7%	¥281,631.54
(Reference) At March 31, 2005	¥6,716,268 million	¥1,183,545 million	17.6%	¥296,105.99

(3) Consolidated Cash Flows

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Balance of Cash and Cash Equivalents at End of Period/Year
Three months ended June 30, 2005	¥77,223 million	¥(112,383) million	¥39,712 million	¥71,606 million
Three months ended June 30, 2004	¥59,949 million	¥(125,493) million	¥84,959 million	¥102,373 million
(Reference) Year ended March 31, 2005	¥407,736 million	¥(214,948) million	¥(209,041) million	¥66,781 million

3. Forecast of Consolidated Business Results (April 1, 2005 through March 31, 2006)

	Operating Revenues	Ordinary Income	Net Income	Earnings per Share
Six months ending September 30, 2005	¥1,282,000 million	¥151,000 million	¥87,000 million	¥21,770.22
Year ending March 31, 2006	¥2,568,000 million	¥249,000 million	¥140,000 million	¥35,032.54

Please note that the Forecast of Business Results as mentioned above is based on certain assumptions that we currently deem reasonable, and that the actual results may change according to various factors.

平成18年3月期　第1四半期財務・業績の概況（連結）

平成17年7月28日

上場会社名　**東日本旅客鉄道株式会社**　　上場取引所　東 大 名
コード番号　9020　　本社所在都道府県　東　京　都
(URL http://www.jreast.co.jp)
代　表　者　役職名　代表取締役社長　氏 名 大塚 陸毅
問合せ先責任者　役職名　広報部長　氏 名 川野邊 修　　TEL：(03)-5334-1300

1．四半期財務情報の作成等に係る事項
① 会計処理の方法における簡便な方法の採用の有無　：無
② 最近連結会計年度からの会計処理の方法の変更の有無　：無
③ 連結及び持分法の適用範囲の異動の有無(平成17年3月期比)　：有　連結（除外）　8社

2．平成18年3月期第1四半期財務・業績の概況（平成17年4月1日～平成17年6月30日）

(1) 経営成績（連結）の進捗状況　　（注）記載金額は、百万円未満を切り捨てて表示しております。

	売上高		営業利益		経常利益		四半期（当期）純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
18年3月期第1四半期	627,306	1.9	121,428	20.7	89,686	39.7	56,070	40.5
17年3月期第1四半期	615,404	0.7	100,644	15.4	64,188	29.1	39,899	81.7
（参考）17年3月期	2,537,480		358,534		212,339		111,592	

	1株当たり四半期（当期）純利益	潜在株式調整後1株当たり四半期（当期）純利益
	円 銭	円 銭
18年3月期第1四半期	14,030.70	—
17年3月期第1四半期	9,976.89	—
（参考）17年3月期	27,868.00	—

（注）　売上高、営業利益、経常利益、四半期純利益におけるパーセント表示は、対前年同四半期増減率を示しております。

(2) 財政状態（連結）の変動状況

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
18年3月期第1四半期	6,653,914	1,226,161	18.4	306,825.32
17年3月期第1四半期	6,734,662	1,126,310	16.7	281,631.54
（参考）17年3月期	6,716,268	1,183,545	17.6	296,105.99

(3) 連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
18年3月期第1四半期	77,223	△112,383	39,712	71,606
17年3月期第1四半期	59,949	△125,493	84,959	102,373
（参考）17年3月期	407,736	△214,948	△209,041	66,781

3．平成18年3月期の連結業績予想（平成17年4月1日～平成18年3月31日）

	売上高	経常利益	当期純利益	1株当たり当期純利益
	百万円	百万円	百万円	円 銭
中間期	1,282,000	151,000	87,000	21,770.22
通期	2,568,000	249,000	140,000	35,032.54

※　上記の業績予想は、当社が現時点で合理的であると判断する一定の前提に基づいており、実際の業績は、さまざまな要素により異なる結果となる可能性があることをご承知おき下さい。